MAIL STOP 3561

March 22, 2006

Mr. George Metrakos
Chief Executive Officer and Chairman
OSK Capital II Corp.
1080 Beaver Hall
Suite 1555
Montreal, Quebec  H2Z 1S8
Canada

> **Re:**  **OSK Capital II Corp.**
> **Form 8-K/A**
> **Filed February 2, 2006**
> **Form 10-KSB/A for Fiscal Year Ended September 30, 2005**
> **Filed March 6, 2006**
> **File No. 000-28793**

Dear Mr. Metrakos:

     We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed February 2, 2006

Please amend this report to file an audit report covering the 2004 pre-acquisition financial statements of Teliphone.

Form 10-QSB/A for the period ended June 30, 2005

Financial Statements

Notes to Financial Statements

We note your interim financial statements have been restated.  Please provide a note to the financial statements that <u>thoroughly</u> explains and quantifies <u>all</u> revisions made as required by paragraph 37 of APB 20.

Form 10-KSB/A for the year ended September 30, 2005

Management's Discussion and Analysis of Results of Operations and Financial Condition

The type of revenue generated during 2005 appears to have been derived from retail services (Mobile and residential VoIP) and to a lesser extent, small business VoIP.  Please confirm if true and revise the discussion to clarify.

Financial Statements

General

Please revise to file an audit report covering the financial statements for the year ended September 30, 2004 as indicated in your index to consolidated financial statements.

Consolidated Balance Sheet, page 3

Please disclose the allowance for doubtful amounts on the face of the balance sheet or in a note thereto.  Also, revise your statements of cash flows to disaggregate your provision for bad debts from the net changes in accounts receivable and present it as an adjustment in the reconciliation of net loss to net cash used in operations.

Consolidated Statements of Operations, page 4

We note you provide VoIP services and related hardware to your customers.  We also note that you presented gross margin on your income statement.  Please revise to include in cost of sales telecommunication network costs (e.g. bandwidth, etc.) and other costs that are directly related to providing VoIP services.

In a recapitalization, shares issued to effect the transaction should be retroactively restated.  It appears your calculation of weighted average shares outstanding does not consider these shares as being outstanding from the beginning of the period.  Please revise your disclosure of earnings per share and weighted average shares outstanding for 2004 and 2005.  Also, revise your statement of stockholders' equity to retroactively effect the recapitalization.

Notes to Financial Statements

General

Upon review of Item 10 – Executive Compensation, we note you issued 75,000 stock
options per quarter to Mr. Metrakos starting March 1, 2005.  Please revise to comply with
the disclosure provisions of SFAS 123 (see paragraphs 46 through 48) and SFAS 148,
particularly paragraphs 1 and 2 (e)(c).  Also, revise your statement of cash flows to
present the issuance of these shares as a non-cash transaction.

In light of the comment above, the fact that your shares are not currently trading over the
counter and considering that the accumulated options will be valued at the average of the
first 22 days of trading, tell us in detail how you have determined the fair value of these
options.  In your response, include references to appropriate authoritative guidance
supporting your conclusion.

Note 2 – Summary of Significant Accounting Policies

Currency Translation, page 9

Based on the presentation in your financial statements, it appears your primary operations
are in Canada and your reporting currency is the United States dollar.  Please revise your
foreign currency translation accounting policy to clearly disclose your functional
currency, if different from your reporting currency.   Also, revise to disclose the reporting
currency on the face of the financial statements.

Revenue Recognition, page 10

You disclose in the Segment Information policy note that "hardware sales are only
necessary to receive the [VoIP] service."  If it is only necessary for a customer to have
the hardware in order to receive the VoIP service, it appears to us that the hardware has
no value to the customer on a standalone basis, a requirement that must be met in order to
account for the delivery of the phone as a separate revenue-generating activity.  You
disclose that revenue relating to hardware sales is recognized upon delivery to the
subscriber and VoIP service revenue is recognized as the service is rendered, presumably
over the term of the subscription.  Tell us how you determine the selling price of the
hardware and tell us also what happens to the hardware when the service subscription
ends (e.g., do the customers keep the device or return it to you).  If the customers keep
the device, can it be used with another provider's VoIP service or is it a proprietary
device?  If the customers return the device to you, do they receive any type of credit or
return of security deposit?  Tell us why it is appropriate to treat the delivery of the

hardware as a separate unit of accounting. Refer to the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables.

Tell us how cancellation policies are considered in your revenue recognition policies.

Note 10 – Subsequent Events

We note you entered into a transaction to acquire certain assets from Iphonia on December 7, 2005. Please tell us whether this transaction has been consummated and also tell us whether this transaction is considered to be a business acquisition or the acquisition of assets. Please address each of the conditions of Rule 11-01(d) of Regulation S-X in your response. Please provide the current status of this transaction in the December 31 Form 10-QSB.

Form 10-QSB/A for the period ended December 31, 2005

General

Please revise your Form 10-QSB to include applicable comments above on amended Form 10-KSB.

Financial Statements

Statement of Cash Flows

Foreign currency translation gains or losses that are included in Other Comprehensive Income are not adjustments in the reconciliation of net loss to cash used in operations. Please revise.

Other Exchange Act Filings

Please file an Item 4.02 Form 8-K related to the restatement of the quarter ended June 30, 2005 and any other pending restatements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Joseph I. Emas, Attorney at Law